FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record N° 175

Santiago, June 16, 2016

Ger. Gen. N°49/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), I hereby notify to you of the following Significant Event:

Regarding the merger process described to the Superintendence of Securities and Insurance via Significant Event dated May 6, 2016. Considering that the independent expert, Mr. Rafael Malla Osorio, appointed in the previously indicated date, has stated that he will not be able to comply in time and form with the task commissioned to him in line with the United States legislation requirements on the subject matter as a consequence of the Company’s registered ADR Program at the NYSE, the Company’s Board of Directors agreed unanimously to revoke the independent expert appointment conferred upon Mr. Rafael Malla Osorio and to appoint Mr. Pablo D’Agliano instead, subject to his execution of the respective contract. Upon execution of a contract between the Company and Mr. D’Agliano, the new independent expert appointed unanimously by the Company’s Board of Directors, he must issue a report regarding the value of the merging companies and their respective exchange ratios, according to the terms and conditions, and in compliance with provisions of articles 156 and 168 of Regulations of the Chilean Companies Act Law N°18,046.

Sincerely yours,

Javier Galán

Chief Financial Officer

c.c.           Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: June 20, 2016